[RJR NABISCO" Logo]             News Release

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CONTACT: Carol J. Makovich
         (212) 258-5785


           RJR NABISCO REPORTS 1994 FIRST QUARTER RESULTS
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      First Quarter Highlights (excluding extraordinary item)
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         -  Net Income Down 8% to $194 million
         -  Cash Net Income Down 5% to $328 million
         -  Fully Diluted Net Income Per Share Down 25% to $.12
         -  Fully Diluted Cash Net Income Per Share Down 15% to
            $.22
         -  Cost Reductions Contribute to Recovery in Tobacco
            Margins

    NEW YORK, NEW YORK -- April 21, 1994 -- RJR Nabisco Holdings Corp. (NYSE: RN) today announced results for the first quarter ending March 31, 1994. Net income for the quarter, before an extraordinary item, was $194 million, down 8 percent from net income of $210 million in the first quarter of 1993. Net income per common share before the extraordinary item on a fully diluted basis was $.12 for the quarter, down 25 percent from $.16 of fully diluted net income per common share recorded in the first quarter of 1993.

    Results for the 1994 first quarter are before a $1 million after-tax extraordinary gain for early retirement of debt and the results for the 1993 first quarter are before a $47 million after-tax extraordinary charge for early retirement of debt.

    Before the extraordinary items in 1993 and 1994, cash net income (net income before after-tax amortization of trademarks and goodwill) for the 1994 first quarter was $328 million, down 5 percent from cash net income of $344 million in the comparable quarter of the prior year. Before the extraordinary items in 1993 and 1994, cash net income per fully diluted common share for the quarter, was $.22, a decline of 15 percent from $.26 recorded in the first quarter of 1993.


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    RJR NABISCO/2


    "We're very pleased with our overall performance in the first quarter," said Charles M. Harper, RJR Nabisco's chairman and chief executive officer. "Results clearly show significant improvement in the domestic tobacco business. First quarter 1994 worldwide tobacco operating profits were down just 13% compared to the prior year, a strong performance given that last year's first quarter does not reflect the price reductions that prevailed throughout the remainder of 1993," said Mr. Harper.

    Operating income in the first quarter of 1994 was $632 million, down 7 percent from 1993 first quarter operating income of $683 million. Net sales for the 1994 first quarter were $3.57 billion, down 4 percent from net sales of $3.74 billion in the same quarter last year.

    "Our international tobacco and worldwide food businesses delivered strong gains in volume, sales and earnings," said Mr. Harper. "These businesses, combined with the cash generated by domestic tobacco, should enable us to pursue the growth that is central to achieving our objective of 15 percent average trendline growth annually in cash earnings per share."

             Tobacco Results: Domestic Margins Restored

    For the first quarter of 1994, worldwide tobacco volume rose 2 percent compared to the prior year's quarter. Net sales for worldwide tobacco operations were $1.86 billion, a 12 percent decline from net sales of $2.10 billion in last year's first quarter.

    Worldwide operating company contribution (operating income before amortization of trademarks and goodwill) for tobacco in the first quarter declined 13 percent to $572 million from $659 million in the comparable 1993 period.

    "Both our international and domestic tobacco results show clear signs of strengthening and a trend towards renewed profit growth. Domestic tobacco margins, after experiencing severe reductions in 1993, have rebounded during the 1994 first quarter to a level close to our 1993 first quarter," Mr. Harper said.


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    RJR NABISCO/3


    "Our margin improvement is due primarily to restructuring efforts to cut costs and right-size the company for today's competitive conditions," said Mr. Harper. "Domestic tobacco's results are tracking well against objectives."

    For international tobacco, operating company contribution in the first quarter of $179 million gained 13 percent compared to the prior year's period. Net sales of $727 million rose 4 percent and volume increased 12 percent versus 1993.

    International tobacco reported strong demand and share gains in most key markets, with particularly strong performance from operations in Western Europe, the former Soviet Union and Canada. In Eastern Europe, the company recently announced plans for a manufacturing operation in the Czech Republic, scheduled for start-up at mid-year, that will allow the company to serve this market more profitably and efficiently.

    R.J. Reynolds Tobacco Company, the domestic tobacco business, reported quarterly net sales of $1.13 billion, 19 percent less than the net sales reported in the first quarter of 1993. Operating company contribution of $393 million was 21 percent less than the comparable quarter last year.

    Domestic tobacco sales and profits benefited from stabilized pricing across the board. Domestic tobacco also reported that profits show the impact of a more favorable product mix overall.

    The company noted that the spread between retail prices for premium and savings brands has remained firm, contributing to stable retail market shares for the more profitable full- and mid-price brands and enhancing profitability in the savings category.

    Domestic tobacco volume in the first quarter declined 9 percent versus the prior year's quarter. The company said its volume comparisons are influenced by industry shifts in wholesale buying patterns in the year-ago quarter. The company also said that its full-price volume is approximately the same as the prior year's quarter and that its volume decline is chiefly attributable to savings brands, reflecting the company's emphasis on profitability.


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    RJR NABISCO/4


     Food Results: Operating Company Contribution Increases 13%

    Worldwide first quarter net sales for the Nabisco Foods Group were $1.71 billion, up 5 percent from net sales of $1.63 billion last year. Operating company contribution was $230 million, 13 percent higher than the $203 million reported in the 1993 period.

    North American Group net sales were up 6 percent and operating company contribution increased 19 percent compared to the first quarter of 1993. Nabisco Biscuit Company, in particular, turned in a very strong sales and unit volume performance, continuing its momentum from industry-leading volume gains achieved during 1993 into the first quarter. Nabisco recently announced a significant new product effort in North America, with the introduction of reduced-fat versions of six major cookie and cracker brands. Regional and national roll-outs of the new products will commence in late April.

    Regarding its international operations, Nabisco reported that sales in Latin America continue to grow, although first quarter volumes were lower in Brazil and Mexico due to unfavorable economic conditions. The company announced in April 1994 that it enhanced its position in this market with the acquisition of a 71 percent interest in Argentina-based Terrabusi, which has approximately 25 percent of that country's cookie and cracker market. In Europe, operations in Spain and Portugal posted strong sales growth.

    RJR Nabisco Holdings Corp. is the parent company of RJR
Nabisco, Inc., an international consumer products company.  RJR
Nabisco's major operating units are R.J. Reynolds Tobacco Co., R.J. Reynolds Tobacco International, Inc. and the Nabisco Foods Group.


                          (table attached)


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                          RJR NABISCO HOLDINGS CORP.
                 CONSOLIDATED CONDENSED STATEMENTS OF INCOME
               (Dollars in Millions,  Except Per Share Amounts)

                                                     Three Months Ended
                                                          March 31,
                                             -------------------------------
                                                  1994               1993
                                                  ----               ----

NET SALES:

Tobacco-Domestic                             $      1,134        $     1,405
       -International                                 727                699
                                             ------------        -----------
Total Tobacco                                       1,861              2,104
Total Food                                          1,711              1,632
                                             ------------        -----------
  Consolidated                               $      3,572        $     3,736
                                             ============        ===========

OPERATING COMPANY CONTRIBUTION:

Tobacco-Domestic                             $        393        $       500
       -International                                 179                159
                                             ------------        -----------
Total Tobacco                                         572                659
Total Food                                            230                203
Headquarters                                          (14)               (24)
                                             ------------        -----------
  Operating company contribution                      788                838
Amortization of trademarks and goodwill              (156)              (155)
                                             ------------        -----------
  Operating income                                    632                683
                                             ------------        -----------
Interest and debt expense                            (291)              (320)
Other (expense) income, net                           (12)                 7
                                             ------------        -----------
  Income before income taxes                          329                370
Provision for income taxes                            135                160
                                             ------------        -----------
  Income before extraordinary item                    194                210
Extraordinary item - (loss) gain on
  early extinguishments of debt, net of
  income taxes                                          1                (47)
                                             ------------        -----------

  Net income (A)                                      195                163

Less preferred stock dividends                         33                  6
                                             ------------        -----------
  Net income applicable to common stock      $        162        $       157
                                             ============        ===========

Net income (loss) per common and common
  equivalent share on a fully diluted
  basis:
  Income before extraordinary item (B)       $       0.12        $      0.16
  Extraordinary item                                 0.00              (0.03)
                                             ------------        -----------
   Net income                                $       0.12        $      0.13
                                             ============        ===========
Cash net income (before extraordinary
  item)                                      $        328        $       344
                                             ============        ===========
Cash net income per common and common
  equivalent share (before
  extraordinary item)                        $       0.22        $      0.26
                                             ============        ===========
Average number of common and common
  equivalent shares outstanding (in
  thousands)                                    1,381,028          1,401,604
                                             ============        ===========

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(A) Includes a net $20 million increase related to a one-time tax benefit on certain employee benefit transactions.

(B) If calculated on a primary basis, income before extraordinary item per common and common equivalent share amounted to $.12 and $.15 for the three months ended March 31, 1994 and 1993, respectively.